Exhibit (b) (1)

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, TOKYO BRANCH

CONFIDENTIAL

January 23, 2020

Sohu.com (Game) Limited

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

Attention: Joanna Lv, Sole Director

Commitment Letter

Ladies and Gentlemen:

You have advised Industrial and Commercial Bank of China Limited, Tokyo Branch (“ICBC”, “we”, “us” or the “Commitment Party”) that Sohu.com (Game) Limited, a Cayman Islands company (“Sohu Game”, the “Borrower” or “you”), intends to consummate the transaction (the “Transaction” or the “Merger”) described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description and the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”). This commitment letter, the Transaction Description and the Term Sheet are collectively referred to as the “Commitment Letter.”

1.	Commitment.

In connection with the Transaction, ICBC is pleased to advise you of its irrevocable commitment to provide 100% of the aggregate principal amount of the term loan facility on and subject only to the terms and conditions set forth in this Commitment Letter (the “Term Facility”). The Term Facility shall be made available to you on the terms and conditions set forth in the Term Sheet.

2.	Titles and Roles.

It is agreed that (i) ICBC will act as administrative agent and off-shore collateral agent for the Term Facility; (ii) Industrial and Commercial Bank of China ( Asia ) Limited will act as off-shore account escrow agent for the Term Facility; and (iii) Industrial and Commercial Bank of China Limited, Beijing Branch will act as on-shore collateral agent for the Term Facility.

3.	Information.

You hereby represent and warrant that (i) all written information and written data and other formally presented data and information (other than (A) the Projections, as defined below, (B) matters relating to the forward looking portion of financial models and (C) projections and information of a general economic or industry-specific nature) concerning you, the Guarantor; your and the Guarantor’s respective subsidiaries and consolidated variable interest entities (“VIEs” and subsidiaries and VIEs, collectively, “Subsidiaries”); and the financing transactions contemplated hereby that have been or will be furnished to the Commitment Party by you, the Guarantor, your and Guarantor’s respective Subsidiaries or any of your or their representatives on your or their behalf in connection with the financing transactions contemplated by this Commitment Letter (the “Information”) are, or will be when furnished, complete and correct in all material respects as of the date furnished and does not, or will not when furnished, taken as a whole (after giving effect to supplements and updates thereto from time to time), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time), and (ii) all financial projections concerning you; your respective Subsidiaries; or the financing transactions contemplated hereby that have been or will be furnished to the Commitment Party by you or any of your representatives on your behalf in connection with the financing transactions contemplated by this Commitment Letter (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you in good faith to be reasonable at the time furnished (it being understood that Projections are as to future events, are not facts, are by their nature inherently uncertain, and are subject to significant contingencies many of which are beyond your control, that no assurance can be given that any particular Projection will be realized, that actual results may differ and that such differences may be material). If you become aware that any of the representations or warranties in the preceding sentence would be incorrect in any material respect prior to the termination of this Commitment Letter, if the Information and Projections were being furnished, and all such representations were being made, at such time, you will notify the Commitment Party and will as soon as practical supplement the Information and the Projections from time to time until the termination of this Commitment Letter such that the representations in the preceding sentence remain true in all material respects under those circumstances.

Notwithstanding any other provisions of this Commitment Letter, none of the making of any representation or warranty under this Section 3, any supplement thereto, or the accuracy of any such representation or warranty shall constitute a condition precedent to the availability and funding of term loans under the Term Facility. The Term Facility shall be made available to you on the terms set forth in the Term Sheet, and the only conditions precedent to the availability and funding of the term loans under the Term Facility are those set forth in Section 7 (Underwriting Conditions) and Section 8 (Certain Funds) of this Commitment Letter, and in the sections of the Term Sheet entitled “Conditions Precedent” and “Certain Funds Conditions,” respectively.

4.	Indemnity; Reimbursement.

To induce the Commitment Party to enter into this Commitment Letter and to proceed with the preparation of the documentation for the Term Facility (the “Term Facility Documentation,” including without limitation the Facility Agreement), you agree (a) to indemnify and hold harmless the Commitment Party, its affiliates and the respective officers, directors, employees, agents, controlling persons, advisors and other representatives of each of the foregoing and their successors and permitted assigns (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented or invoiced out-of-pocket fees and expenses, joint or several, to which any such Indemnified Person may become subject to the extent arising out of, resulting from, or in connection with any claim, litigation, investigation or proceeding resulting from this Commitment Letter, the Transaction, the Term Facility or any use of the proceeds thereof (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates or creditors or any other third person, and to reimburse after receipt of a written request, each such Indemnified Person for any reasonable and documented or invoiced out-of-pocket legal fees and expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnified Person, (ii) a material breach of the obligations of such Indemnified Person under this Commitment Letter, the Term Sheet or (iii) any Proceeding solely between or among Indemnified Persons not arising from any act or omission by you or any of your affiliates, and (b) whether or not the closing of the financing transactions contemplated hereby occurs, to reimburse the Commitment Party from time to time, upon presentation of a summary statement, for all reasonable and documented out-of-pocket expenses, travel expenses and reasonable fees, disbursements and other charges of counsel to the Commitment Party incurred in connection with the Term Facility and the preparation, negotiation and enforcement of this Commitment Letter, the Term Facility Documentation and any security arrangements in connection therewith. The foregoing provisions in this paragraph shall be superseded, in each case, to the extent covered thereby, by the applicable provisions contained in the Term Facility Documentation upon execution thereof and thereafter shall have no further force and effect. You acknowledge that the Indemnified Persons may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

Notwithstanding any other provision of this Commitment Letter none of you, the Guarantor, the Target Company (as defined in the Term Sheet), any of your or their respective subsidiaries, or any Indemnified Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Transaction (including the Term Facility and the use of proceeds thereunder), or with respect to any activities related to the Term Facility, including the preparation of this Commitment Letter, and the Term Facility Documentation.

You shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such proceedings, (ii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person, and (iii) does not include any obligation on the part of any Indemnified Party other than the payment of money by you. Each Indemnified Person shall be severally obligated to refund or return any and all amounts paid by you under this Section 4 to the extent such Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof.

5.	Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities, Exclusivity.

The Commitment Party and its affiliates may have economic interests that conflict with those of you and the Target Company and your and its respective Subsidiaries and affiliates and are under no obligation to disclose any conflicting interest to you and the Target Company and your and its respective subsidiaries and affiliates. You also acknowledge that the Commitment Party and its affiliates have no obligation to use in connection with the financing transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies and the Commitment Party will not use confidential information obtained from you by virtue of the transactions in connection with performance of services for other companies and will not furnish any such information to other companies. You further acknowledge that the Commitment Party is a full-service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, the Commitment Party and its affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you, the Target Company and other companies with which you or the Target Company may have commercial or other relationships. With respect to any securities and/or financial instruments so held by the Commitment Party, its affiliates or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion. You agree that the Commitment Party will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Party and its affiliates, on the one hand, and you, the Target Company, the Guarantor, your and their respective equity holders or your and their respective subsidiaries and affiliates, on the other hand. You acknowledge and agree that (i) the financing transactions contemplated by this Commitment Letter are arm’s-length commercial transactions between the Commitment Party, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such financing transaction the Commitment Party is acting solely as a principal and not as agents or fiduciaries of you, the Target Company, the Guarantor or your and their respective management, equity holders, creditors, subsidiaries, affiliates or any other person, (iii) the Commitment Party and its affiliates have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you, the Target Company, the Guarantor, or your or their respective affiliates with respect to the financing transactions contemplated hereby, the exercise of the remedies with respect thereto or the process leading thereto (irrespective of whether the Commitment Party or any of its affiliates has advised or is currently advising you, the Target Company, the Guarantor, or any of your or their respective affiliates on other matters) and the Commitment Party has no obligation to you, the Target Company, the Guarantor or your or their respective affiliates with respect to the financing transactions contemplated hereby except the obligations expressly set forth in this Commitment Letter and (iv) the Commitment Party and its affiliates have not provided any legal, accounting, regulatory or tax advice and you have consulted your own legal and financial advisors to the extent you deemed appropriate.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that the Commitment Party or its affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary, agency or similar duty to you or your affiliates, in connection with such transactions or the process leading thereto.

Furthermore, without limiting any provision set forth herein, you waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your shareholders, employees or creditors.

After the Execution Date and until the Expiration Date as defined hereunder, none of you, the Target Company, the Guarantor or any of their respective affiliates shall enter into any competing financing arrangements or other credit facilities without the consent of the Commitment Party.

6.	Confidentiality.

You agree that you will not disclose the contents of this Commitment Letter, the Term Sheet, the other exhibits and attachments hereto or the contents of each thereof to any person or entity without the prior written approval of the Commitment Party (such approval not to be unreasonably withheld, delayed or conditioned), except (a) to your and your affiliates’ officers, directors, employees, agents, attorneys, accountants, advisors, controlling persons and equity holders and to actual and potential co-investors (and, in each case, each of their attorneys) who are informed of the confidential nature thereof, on a confidential basis, (b) if the Commitment Party consents in writing to such proposed disclosure or (c) pursuant to an order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities (in which case you agree, to the extent practicable and not prohibited by applicable law, rule or regulation, to inform us promptly thereof prior to disclosure); provided that (i) you may disclose this Commitment Letter and the contents hereof to the Target Company, the Guarantor and their respective subsidiaries, officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons (and each of their attorneys), on a confidential basis, (ii) you may disclose the Commitment Letter and its contents (including the Term Sheet and other exhibits and attachments hereto) in connection with any public release or submission to or filing with the U.S. Securities and Exchange Commission relating to the Merger and the related transactions, and (iii) you may disclose the Commitment Letter and its contents (including the Term Sheet and other exhibits and attachments hereto) to the extent that (x) such information becomes publicly available other than by reason of improper disclosure by you in violation of any confidentiality obligations hereunder or (y) such information is or was received by you or any of your affiliates from a third party that is not, to your knowledge, subject to contractual or fiduciary confidentiality obligations owing to the Commitment Party or any of its subsidiaries, affiliates or related parties.

The Commitment Party and its affiliates will use all non-public information provided to it or such affiliates by or on behalf of you hereunder or in connection with the Merger and the related transactions solely for the purpose of providing financial services to you, the Target Company, the Guarantor and their respective subsidiaries, and negotiating, evaluating, documenting and consummating such financial services, and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge, such information including without limitation any of the terms hereof; provided that nothing herein shall prevent the Commitment Party and its affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process based on the reasonable advice of counsel (in which case the Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform and consult with you promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Party or any of its affiliates (in which case the Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or regulatory authority exercising examination or regulatory authority), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by the Commitment Party or any of its Related Parties (as defined below) in violation of any confidentiality obligations owing to you, the Target Company or any of your or their respective subsidiaries and affiliates, (d) to the extent that such information is or was received by the Commitment Party or any of its Related Parties from a third party that is not, to the Commitment Party’s knowledge, subject to contractual or fiduciary confidentiality obligations owing to you, the Target Company or any of your or their respective subsidiaries, affiliates or related parties, (e) to the extent that such information is independently developed by the Commitment Party without the use of any confidential information, (f) to the Commitment Party’s affiliates and to its and their respective directors, officers, employees, legal counsel, independent auditors, professionals and other experts or agents who need to know such information in connection with the Transaction and the Term Facility and who are informed of the confidential nature of such information and who are subject to customary confidentiality obligations and who have been advised of their obligation to keep information of this type confidential (with the Commitment Party responsible for such person’s compliance with this paragraph) (such related persons described in this clause (f), collectively, the “Related Parties”), (g) for purposes of establishing a “due diligence” defense with your consent in writing prior to any disclosure for such purposes (such consent not to be unreasonably withheld, delayed or conditioned), or (h) to the extent you consent in writing to any specific disclosure. In the event that the Term Facility is funded, the Commitment Party’s and its affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded by the confidentiality provisions (except as otherwise specified herein) in the Term Facility Documentation upon the initial funding thereunder to the extent that such provisions are binding on the Commitment Party.

The confidentiality provisions set forth in this Section 6 shall survive the termination of this Commitment Letter and shall expire and shall be of no further effect after the first anniversary of the Execution Date.

7.	Underwriting Conditions.

The Commitment Party’s underwriting of and commitment to provide the Term Facility are subject to the satisfaction of the following conditions:

(a)

execution of a mutually acceptable credit facility agreement by and between the Commitment Party and the Borrower (the “Facility Agreement”), consistent with the terms and conditions set out in the Term Sheet, provided that this paragraph (a) shall not apply in the case of a breach by the Commitment Party of Section 9 (Execution of Facility Agreement) of this Commitment Letter; and

(b)	satisfaction (or waiver by the Commitment Party) of all conditions precedent to the obligations of the Commitment Party set out under the section of the Term Sheet entitled “Conditions Precedent”.

and upon satisfaction or waiver by the Commitment Party, the initial funding under the Term Facility shall occur.

8.	Certain Funds.

The commitment of the Commitment Party hereunder is made on a certain funds basis, as set out in this Commitment Letter, during the Certain Funds Period (as defined in the Term Sheet). Accordingly, and notwithstanding any other provision hereof, during the Certain Funds Period, the only conditions to the drawdown and funding of term loans under the Term Facility are set out in Section 7 (Underwriting Conditions) of this Commitment Letter, and in the sections of the Term Sheet entitled “Conditions Precedent” and “Certain Funds Provisions.” None of this Commitment Letter or the Term Facility Documentation shall contain any material adverse effect conditionality in respect of the commitment of the Commitment Party.

The Commitment Party confirms that:

(a)	its respective commitment and the Term Facility have been approved by its credit committee and all other relevant internal bodies or approvals process required to provide the commitment;

(b)	it has completed all approval processes and received all final internal approvals required to execute this Commitment Letter and provide its commitment; and

(c)

it has completed and is satisfied with the results of all client identification procedures that are required to be carried out in connection with making the Term Facility available in connection with the Merger in compliance with all applicable laws, regulations and internal requirements (including but not limited to all applicable money laundering rules and all “know your customer” requirements).

The Commitment Party further confirms that the Merger Agreement, which is required as condition precedent under this Commitment Letter has been delivered to the Commitment Party, and in the form delivered is (and subject to it remaining in substantially the same form, or with such supplements or other modifications (which in the aggregate, do not materially and adversely affect the interests of the Commitment Party taken as a whole), when delivered in final form, will be) acceptable to the Commitment Party for the purposes of satisfying any of the conditions precedent.

If it becomes unlawful in any applicable jurisdiction for the Commitment Party to perform any of its obligations as contemplated by this Commitment Letter or to fund, issue or maintain their participation under the Term Facility, the Commitment Party shall:

(a)	promptly notify you upon becoming aware of the event; and

(b)

in consultation with you, take all reasonable steps to mitigate any circumstances which arise and which would result in the Commitment Party’s underwriting in respect of the Term Facility not being available including (but not limited to) transferring its rights and obligations under this Commitment Letter to one or more of its affiliates.

9.	Execution of the Facility Agreement.

The Commitment Party undertakes to negotiate in good faith, to use reasonable best efforts and to allocate sufficient resources and personnel to ensure that the parties hereto shall enter into the Facility Agreement and the other Term Facility Documentation, in all relevant capacities (required to be entered into as a condition precedent to the initial drawdown and funding of the Term Facility) on terms consistent with this Commitment Letter, as soon as reasonably practicable following countersigning of this Commitment Letter by the Borrower and in any event on or prior to the First Funding Date (as defined in the Term Sheet), subject to:

(a)	your signing and returning to us copies of this Commitment Letter; and

(b)	the Merger Agreement having been executed and delivered by all parties thereto in form and substance reasonably satisfactory to the Lender and remaining in full force and effect.

10.	Miscellaneous.

This Commitment Letter and the commitment hereunder shall not be assignable by any party hereto. This Commitment Letter and the commitment hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons to the extent expressly set forth herein) and do not and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons to the extent expressly set forth herein). The Commitment Party reserves the right to employ the services of its respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to its affiliates or branches certain fees payable to the Commitment Party in such manner as the Commitment Party and its affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of, the Commitment Party hereunder; provided that (x) the Commitment Party shall not be relieved, released or novated from its obligations hereunder (including its obligation to fund the Term Facility on the First Funding Date) until after the initial funding of the Term Facility on the First Funding Date has occurred and (y) unless you otherwise agree in writing, the Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitment in respect of the Term Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until after the initial funding of the Term Facility on the First Funding Date has occurred. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Commitment Party and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (including the exhibits hereto), (i) is the only agreement that has been entered into among the parties hereto with respect to the Term Facility and (ii) supersedes all prior understandings, whether written or oral, among us with respect to the Term Facility and sets forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER, OR RELATED TO, THIS COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW PRINCIPLES THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

The Commitment Party may, in each case with your prior written approval, place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as it may choose, and circulate similar promotional materials, in each case, after the Effective Time of the Merger, in the form of “tombstone” or otherwise describing the name of the Borrower and the amount and type of the Transaction and specifying the Effective Time, all at the sole expense of the Commitment Party.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Term Facility Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitment provided hereunder is subject to conditions precedent as expressly provided herein.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) agrees, for itself and its property, except as set forth below in this paragraph, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, , or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

The indemnification, compensation (if applicable), reimbursement (if applicable), jurisdiction, governing law, venue, waiver of jury trial and confidentiality provisions contained herein and the provisions of Section 6 of this Commitment Letter shall remain in full force and effect regardless of whether the Term Facility Documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the Commitment Party’s commitment hereunder; provided that your obligations under this Commitment Letter shall automatically terminate and be superseded by the provisions of the Term Facility Documentation upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Commitment Party’s commitment with respect to the Term Facility (or any portion thereof) at any time subject to the provisions of the preceding sentence.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter by returning to the Commitment Party (or its legal counsel), executed counterparts hereof (the date of such execution, the “Execution Date”) not later than 11:59 p.m., New York City time, on the date that is fifteen business days after the date of Commitment Party’s signing. The Commitment Party’s commitment and obligations hereunder will expire at such time in the event that the Commitment Party (or its legal counsel) has not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to us this Commitment Letter at or prior to such time, we agree to hold our commitment to provide the Term Facility and our other undertakings in connection therewith and the obligations under this Commitment Letter will remain in effect and available for you until the earliest to occur of (i) after execution of the Merger Agreement and prior to the consummation of the Transaction, the termination of the Merger Agreement in a signed writing in accordance with its terms (or your written confirmation or public announcement thereof), (ii) the consummation of any bank financing arrangements used to finance the Merger provided by any lender other than the Commitment Party or one of its affiliates and (iii) 11:59 p.m., New York City time, on the date that is five business days after the outside date (as defined in the Merger Agreement, as such date may be extended pursuant to the terms of the Merger Agreement (such earliest time, the “Expiration Date”). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitment of the Commitment Party hereunder and the agreement of the Commitment Party to provide the services described herein shall automatically terminate unless the Commitment Party shall, in its sole discretion, agree to an extension in writing.

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Transaction.

Very truly yours,

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, TOKYO BRANCH

By:	/s/ He XiaoJian
Name: He XiaoJian
Title: General Manager

Date: January 23, 2020

Accepted and agreed to as the date hereof:

Sohu.com (Game) Limited

By:	/s/ Joanna Lv
Name: Joanna Lv (Yanfeng Lyu)
Title: Director

Date:	January 24, 2020

EXHIBIT A

Transaction Description

Sohu.com Limited (“Sohu” or the “Guarantor”) intends to acquire, through its wholly-owned subsidiary Sohu Game, all of the outstanding Class A ordinary shares of Changyou.com Limited (“Changyou” or the “Target Company”), including Class A ordinary shares represented by American depositary shares (“ADSs”), each representing two Class A ordinary shares, that are not already owned directly or indirectly by Sohu for a purchase price of $5.00 per Class A ordinary share, or $10.00 per ADS, in cash (the “Transaction”), through a merger (the “Merger”) in accordance with Part XVI of the Cayman Islands Companies Law. The final purchase price will be determined by Sohu and the Special Committee of Changyou. At the effective time of the Merger, Changyou Merger Co. Limited, a newly-formed wholly-owned subsidiary of Sohu Game, will merge with and into the Target Company, with the Target Company surviving the Merger, being delisted from the NASDAQ Global Select Market, and continuing as a privately-held, indirect wholly-owned subsidiary of Sohu.

EXHIBIT B

Summary of Principal Terms and Conditions

The provision of the Term Facility is subject to documentation that is reasonably satisfactory to you and the Industrial and Commercial Bank of China Limited, Tokyo Branch. This Term Sheet does not purport to contain all language that will be included in such documentation.

The Target Company is an indirect majority-owned subsidiary of Sohu and Sohu Game is a direct wholly-owned subsidiary of Sohu. As set forth in Exhibit A (Transaction Description), Sohu Game intends for Sohu Game to acquire, through the Merger, all of the outstanding Class A ordinary shares of the Target Company, including Class A ordinary shares represented by ADSs, that are not already owned directly or indirectly by Sohu and to thereby cause the Target Company to become an indirect wholly-owned subsidiary of Sohu. Sohu Game hereby applies with the Industrial and Commercial Bank of China Limited, Tokyo Branch for the Term Facility to consummate the aforementioned transaction, and Industrial and Commercial Bank of China Limited, Tokyo Branch hereby commits to providing the Term Facility, subject only to the terms and conditions of this Commitment Letter.

Borrower	Sohu.com (Game) Limited

Lender	Industrial and Commercial Bank of China Limited, Tokyo Branch

Target Company	Changyou.com Limited (NASDAQ: CYOU)

Guarantor	Sohu.com Limited (NASDAQ: SOHU)

On-shore Agent; Account Bank, On-shore Collateral Agent; Escrow Agent	Industrial and Commercial Bank of China Limited, Beijing Branch

Off-shore Agent Account Bank, Off-shore Collateral Agent; Escrow Agent

Off-shore Agent Account Bank: Industrial and Commercial Bank of China (Asia) Limited;

Collateral Agent: Industrial and Commercial Bank of China Limited, Tokyo Branch;

Escrow Agent: Industrial and Commercial Bank of China (Asia) Limited

Term Facility

The Term Facility shall provide for term loans to be funded in the amount of up to USD250 million, consisting of:

(a)   a one-year term facility for term loans of up to USD100 million (the “One Year Facility”); and

(b)   a four-year term facility for term loans of up to USD150 million (the “Four Year Facility” and, together with the One Year Facility, collectively the “Term Facility”).

Use of Proceeds

The proceeds of the Term Facility shall be used to finance the transactions contemplated under an Agreement and Plan of Merger among the Target Company, Sohu Game, and Changyou Merger Co. Limited (the “Merger Agreement”) including payment of the Merger Consideration and the Option Consideration (as defined in the Merger Agreement), and payment of other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and all related fees and expenses associated therewith; and

The Term Facility shall not be used as interest reserve funds.

Transaction Security

The security (the “Security”) for the Term Facility shall comprise only:

1.  The Guarantor providing a full and irrevocable joint and several liability corporate guarantee;

2.  A share pledge or mortgage over 100% of the equity interests in the Borrower owned by All Honest International Limited;

3.  A share pledge or mortgage over 20% of the total equity interests in the Target Company, which are owned, directly or indirectly, by the Guarantor and/or the Borrower; and

4.  Within three months after the initial drawdown under the Term Facility, the Target Company shall provide a pledge over an RMB deposit certificate equivalent to the actual Term Facility amount owned by it and/or one of its Subsidiaries (the amount of the RMB deposit certificate shall not be less than the amount that is equivalent to the actual Term Facility amount at a USD to RMB exchange rate of one USD (US$1.00) = 7.2 RMB). The transaction security measures listed in 1 through 3 above shall be released as of the date on which documentation concerning the pledge of the contemplated RMB deposit certificate equivalent to the actual Term Facility amount is executed.

Final Maturity Date

1.  For the One Year Facility, the date falling one year after the date of the first utilization date of such facility; and

2.  For the Four Year Facility, the date falling four years after the date of the first utilization date of such facility.

Repayment; Amortization

1.  The One Year Facility: the principal shall be repaid in full on the Final Maturity Date; and

2.  The Four Year Facility:

Year one: nil;

Years two and three: USD7.5 million at the end of each of the respective years;

Year four: the remaining principal amount will be due on the Final Maturity Date.

Availability Period

The Term Facility shall be available for drawdown from the date of the Facility Agreement to and including the date falling six months after the date of the Facility Agreement. The drawdown may be made in up to three installments at the election of the Borrower, with at least five business days’ written notice to the Lender.

Any amounts undrawn at the expiration of the Availability Period shall no longer be available for drawdown.

Interest Rate	Interest shall accrue on the outstanding principal balance of the Term Facility at an interest rate of LIBOR plus Margin. Interest shall be calculated on the actual number of days elapsed over a 360-day year and payable on each Interest Payment Date.

LIBOR	LIBOR shall be determined by the Lender on the basis of the London InterBank Offered Rate published on the first day of each Interest Period and successor LIBOR language reasonably satisfactory to Borrower and Lender shall be included in the Facility Agreement.

LIBOR + Margin (All in)	Three Month LIBOR+ 190bps (to be determined by both parties)

Interest Period	Accrued interest shall be paid every three calendar months on the 21st day after the end of the last month of each of such three-month periods starting from the first utilization date of the relevant facility (the “Interest Payment Date”) .

Voluntary Prepayment	Voluntary prepayments of the Term Facility on any Interest Payment Date in whole or in part is allowed, without premium or penalty subject to five days prior written notice to the Lender. Voluntary prepayments of the Term Facility may be applied to the Term Facility (and any repayment installments of the Term Facility) as the Borrower shall determine in its sole discretion. If a prepayment is not made at the time specified after such written notice has been delivered, a fee equal to one percent (1%) of the specified prepayment amount shall apply and corresponding customary breakage costs, as applicable, shall be paid.

Default Interest	The Margin on the outstanding principal amount of the Term Facility may be increased by 2.0% per annum during the existence of certain events of default (to be mutually agreed) if so required in writing by the Lender.

Conditions Precedent

The Conditions Precedent to the first utilization of the Term Facility (the “First Funding Date”) comprise only:

1.  Delivery of the following documents of the Borrower:

(a) Memorandum and Articles of Association;

(b) Board resolutions approving the Term Facility, and specimen officer signatures; and

(c) Current financial statements the Guarantor, which consolidate the Borrower and the Target Company;

2.  Transaction documents and steps comprising only

(a) a duly executed copy of the Merger Agreement;

(b) completion (or waiver in accordance with the terms of the Merger Agreement) of all conditions precedent to the obligations of the Borrower and Target Company to consummate the Merger; and related transactions contemplated by the Merger Agreement, other than conditions that by their nature are to be satisfied at the Effective Time;

3.  Satisfaction of the “Certain Funds Conditions” set forth in the Term Sheet;

4.  The Facility Agreement duly executed and delivered by the Borrower;

5. Signing of items (1) through (3) of the Transaction Security documents by the relevant obligors under the row entitled “Transaction Security”, and relevant registrations (if required) have been completed;

6. Issuance of customary legal opinions regarding the Borrower’s qualification and the authorization, execution, delivery and enforceability of the financing documents and the Merger Agreement; and

7. The Borrower opening and maintaining an escrow account and an interest reserve account with the Lender with the balance in the interest reserve account not less than the interest payable under the Term Facility in the next three months (unless the remaining loan term is less than three months) at any time during the loan term.

Certain Funds Conditions

Relevant provisions regarding “certain funds” as below shall be included in the Facility Agreement.

The Term Facility will be made available until the end of the Certain Funds Period (as defined below), and the term loans thereunder may be drawn by the Borrower at its request and will be funded by the Lender, subject only to the following conditions (the “Certain Funds Conditions”):

1.  the conditions precedent specified under “Conditions Precedent” have been achieved (the Lender acting reasonably and in accordance with the terms of this Commitment Letter);

2.  the Acquired Business Representations shall be accurate in all material respects (without duplication of any materiality qualifier set forth therein) on the First Funding Date or the applicable subsequent funding date; provided, that to the extent any such representation and warranty specifically refers to an earlier date, such representation and warranty shall be accurate in all material respects as of such earlier date;

3.  the Specified Representations shall be accurate in all material respects on the First Funding Date or the applicable subsequent funding date; provided, that, to the extent any such representation and warranty specifically refers to an earlier date, such representation and warranty shall be accurate in all material respects as of such earlier date (and any material breach of any Specified Representation is referred to hereunder as a “Major Event of Default”);

4.  delivery of the applicable drawdown or borrowing request in accordance with the provisions of the Facility Agreement;

5.  no Material Adverse Effect (as defined in the Merger Agreement) shall have occurred; and

6.  no Bankruptcy or other Insolvency Event affecting the Guarantor, the Borrower, the merger Subsidiary or the Target Company shall have occurred.

“Certain Funds Period” means the period from the date of the Facility Agreement to the date falling six months after the Effective Time of the Merger (as defined in the Merger Agreement).

During the Certain Funds Period and notwithstanding any other provision, agreement, representation or circumstance, the Lender agrees that drawdowns under the Term Facility may be made by the Borrower and will be funded by the Lender subject only to the satisfaction (or waiver by the Lender) of the Certain Funds Conditions and those conditions set forth in the section of the Term Sheet entitled “Conditions Precedent”, and that no rights (including rights of set-off or counterclaim) of the Lender will be exercised which could affect or prevent the making of the relevant drawdown or its application for its permitted purpose if the Certain Funds Conditions are satisfied or waived by the Lender, and that the Lender may not take any action to cancel, accelerate or cause repayment or prepayment of any utilization unless the entitlement to take any of the foregoing action arises because of a Major Event of Default that has occurred and is continuing (i.e., not remedied or waived). After the expiration of the Certain Funds Period, all rights and remedies of the Lender shall be available for use and preserved (whether those relate to events or circumstances occurring or subsisting during, or prior to, on or after the expiry of the Certain Funds Period) even though they may not be available during the Certain Funds Period.

“Acquired Business Representations” means such of the representations and warranties made by or with respect to the Target Company in the Merger Agreement as are material to the interests of the Lender (in its capacity as such), but only to the extent that the Borrower has the right to terminate its obligations under the Merger Agreement, or decline to consummate the Merger, in either case as a result of a breach of such representations and warranties set forth in the Merger Agreement.

“Specified Representations” means such of the representations and warranties made by the Borrower and the Guarantor in the Facility Agreement relating to organizational existence; power and authority, due authorization, execution, delivery and enforceability, in each case related to the entering into, borrowing under, guaranteeing under, performance of, and granting of security interests in the Security pursuant to, the Term Facility Documentation; solvency as of the execution of the Facility Agreement (after giving effect to the Merger, any borrowings under the Facility Agreement and other related transactions) of the Target Company and the Borrower and its subsidiaries on a consolidated basis; Federal Reserve margin regulations; the USA PATRIOT Act; the use of the proceeds of the Term Facility not violating OFAC, FCPA and other applicable anti-terrorism, sanctions, and anti-money laundering laws and regulations; the Investment Company Act; the incurrence of the term loans to be funded under the Term Facility, the provision of the Guarantor’s guarantee, the granting of the security interests in the Security to secure the Term Facility, and the entering into of the Term Facility Documentation do not conflict with the organizational documents of the Borrower and the Guarantor; and, subject to the immediately following sentence, the creation, validity and perfection of security interests in the Security.

Security Interests at the Effective Time. To the extent that any security interest in any intended Security or other collateral or any deliverable related to the perfection of such security interests in such Security, or the possession of the stock certificates, if applicable, of the Target Company and any material PRC Subsidiary of the Target Company to the extent those may be obtained after using commercially reasonable efforts, is not or cannot be provided and/or perfected as of the Effective Time after the Borrower’s use of commercially reasonable efforts to do so, then the provision and/or perfection of such security interests or deliverable shall not constitute a condition precedent to the availability of the Term Facility, the One Year Facility, or the Four Year Facility at the First Funding Date, but shall be required to be delivered not later than 60 days after the Effective Time of the Merger.

Covenants

The Borrower shall, in respect of itself, comply with customary covenants for a facility of the nature of the Term Facility (with customary and reasonable exceptions, qualifications, grace periods, baskets and thresholds to be agreed upon), including:

1.  No change of control;

2.  the Borrower shall not distribute dividends until all the loans under the Term Facility are repaid to the Lender, subject to customary exceptions to be agreed;

3.  the two office buildings in Shijingshan District, Beijing owned by the Target Company shall not be mortgaged, except with written consent of the Lender;

4.  the Borrower to open an escrow account and an interest reserve account with the Lender. The Borrower shall ensure that the balance in the interest reserve account is not less than the interest payable under the Term Facility for the next three months (unless the remaining loan term is less than three months) at any time prior to Final Maturity;

5.  if the Target Company receives net cash proceeds from a strategic investor during the term of the Term Facility, the Borrower shall prepay a corresponding portion of the loan under the Term Facility in advance with such net cash proceeds;

6.  during the loan period, the Borrower may not arbitrarily reduce or withdraw the registered capital of any of its direct or indirect PRC Subsidiaries;

7.  during the loan period, the Borrower may not provide any external guarantee or security;

8.  during the loan period, there may be no fundamental change in the nature or scope of business of the Borrower and the Guarantor, subject to customary exceptions to be agreed;

9.  if principal or interest under the Term Facility is overdue or an Event of Default has been triggered, the Target Company will declare and pay dividends to its shareholders, including the Borrower, and the Borrower will use such dividends to repay any such overdue principal or interest; and

10.  during the loan period, the Borrower may not increase in any material amount any third-party financing for borrowed money, except with the written consent of the Lender.

Information Covenants

The Facility Agreement will include customary information covenants made by the Guarantor and the Borrower (but subject to and only to the extent permitted and practical under the applicable laws and regulations governing the Target Company), for a facility of this nature (with customary and reasonable exceptions, qualifications, grace periods, baskets and thresholds to be agreed upon), including:

1.  submission of annual consolidated financial statements of the Guarantor, which consolidate the Borrower, as soon as they become available, but in any event within 180 days after the end of each fiscal year of the Guarantor;

2.  submission of quarterly consolidated financial statements of the Guarantor, which consolidate the Borrower, as soon as they become available, but in any event within 90 days after the end of each fiscal quarter of the Guarantor;

3.  A summary of any material litigation, arbitration or administrative proceedings of the Borrower;

4. notice of any change in authorized signatories of the Borrower with respect to the Lender; and 5. notice of any Event of Default or potential Event of Default.

Events of Default

The Facility Agreement will include customary Events of Default for a facility of this nature, applicable to the Borrower and the Guarantor (with customary and reasonable exceptions, qualifications, grace periods, baskets and thresholds to be agreed upon) including:

1.  nonpayment of principal, interest and fees;

2.  failure to perform or observe the Covenants;

3.  during the loan period, Mr. Zhang Chaoyang is no longer the largest shareholder or chairman of the board of directors of the Guarantor, or the Guarantor no longer has control over the Borrower;

4.  material inaccuracy of a representation or warranty set forth in the Facility Agreement;

5.  cross default to other material indebtedness; and

6.  bankruptcy and insolvency defaults.

Assignments and Transfers by the Lender	No party may assign or transfer any of its rights or obligations under the Facility Agreement without the prior written consent of the other party.

Costs and Expenses	All reasonable and documented out-of-pocket cost and expenses (including legal fees) in connection with the negotiation, preparation, printing, arrangement, execution, syndication, perfection and any amendment of the Term Facility Documentation and the Transaction Security documents shall be paid by the Borrower, whether or not the Term Facility Documentation is signed.

Taxes and Deductions	All payments to be made by the Borrower shall be paid in full without any set-off or counter-claim and free and clear of, and without deduction for or on account of any present or future taxes, levies, duties, imposts, charges, withholding and all liabilities with respect hereto. If any such taxes are required by law to be deducted or withheld from any sum so payable, then the Borrower shall increase the amounts paid to ensure that the relevant finance party receives an amount that would otherwise have been received had no such deduction been required. Any stamp duty arising from the Term Facility shall also be borne by the Borrower.

Governing Law	The Facility Agreement shall be governed by English law. Security documents will be governed by the laws of the jurisdiction in which the applicable collateral is located.